Exhibit 99.1

Eco Wave Power: Q3 sees a significant net loss decrease, with new orders increasing Q4 revenues.

Progress in Israel, U.S., and Portugal’s commercial installation.

Stockholm, Sweden, November 30, 2023 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that has developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, is pleased to report its financial results as of and for the three and nine months ended September 30, 2023 and provide a corporate update.

Management Commentary

During the third quarter of 2023, we achieved several key milestones:

●	In Israel, we successfully connected the EWP EDF One Project in the Port of Jaffa to the national electrical grid. We have also performed an initial grid connection test, which effectively supplied electricity extracted from the power of the waves to the Israeli national electric grid for the very first time. Currently, our focus is on upgrading the power plants’ automation system to enable optimal electricity production and supply to the grid. Additionally, we were awarded a GREENinMED grant from the European Union as part of the ENI CBC Mediterranean Sea Basin Programme. This grant is intended to enhance Eco Wave Power’s energy station by integrating educational features. This funding will support the creation and installation of unique educational experiences, transforming the EDF-EWP One wave energy power station into a distinctive tourist attraction and showcasing Israeli innovation.

●	Moreover, on September 22nd, 2023, Eco Wave Power was notified that a consortium of which we are a part won a UK grant in the total amount of GBP 1,499,644 (approximately $1.83 million), out of which Eco Wave Power share will be GBP 456,500 (approximately $558 thousand). The grant amount Eco Wave Power will be eligible for is GBP 319,550 (approximately $390,905).

●	At the Port of Los Angeles, we are proceeding with the licensing for the installation of our first U.S.-based project. Recently, a local engineering firm examined the integrity of the jetty and approved our construction design and assembly plans for the floaters to be installed on the jetty. With this approval, we submitted our comprehensive project plan to the port authorities and made a request for the final necessary licenses from the Port of Los Angeles and the Army Corps of Engineers. In addition, in the beginning of October 2023, California Governor Gavin Newsom signed California Senate Bill 605 (“SB 605”) into law – a historic moment for wave energy in America. The legislation directs the California Energy Commission to evaluate the feasibility of wave and tidal energy in California, including the costs and benefits of implementing the technology along the state’s coastline. This legislative initiative aligns with California’s goal of achieving a carbon-free energy grid by 2045. SB 605 recognizes the potential of wave and tidal energy to provide economic and environmental benefits and is expected to assist in our project’s progress and advance other potential projects in the U.S.

●	In Portugal, we received the last approval necessary for the commencement of the works of our first megawatt (MW) in the city of Porto (TURH license). The next steps include finalizing detailed construction plans for the first 1 MW power plan to be followed by commencing actual construction, which is expected to take up to 24 months. The Portuguese project is expected to be Eco Wave Power’s first MW scale project, which will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of wave energy globally.

●	With respect to our new collaborations, as previously announced in Q2 report, we would like to update that our collaboration with Lian Tat Company (LTC) in Taiwan is progressing as planned. In October, the president of Taiwan visited LTC’s exhibition of Eco Wave Power’s technology in the Taipei Nangang International Exhibition Center and announced that the Taiwanese government will actively promote the development of forward-looking renewable energy, such as wave power. Eco Wave Power and LTC are currently working towards EWP’s official visit to Taiwan and towards finding a first location for their planned joint wave energy pilot.

●	With the potential project in the port of Heraklion, Greece, Eco Wave Power has finalized the feasibility studies for the implementation of our technology in the port, in collaboration with Rogan Associates. The parties are currently working towards applying for a grant from the European Union to fund the execution of a 2MW wave energy project. In parallel, we have finalized feasibility studies for the implementation of Eco Wave Power’s technology on a breakwater in Morocco and on Chevron Corp’s offshore gas drilling platform in Israel. We have also commenced a new feasibility study, funded by a large-scale U.S. energy company, for wave energy potential in the U.S. and around strategic locations around the globe.

●	At the same time, the Company has shown a significant decrease in its Net Financial Loss for the 9 months of 2023, where Net loss was $1,052,000, compared to a net loss of $2,011,000, in the same period last year. , while announcing new orders, which will be recognized as revenues in the fourth quarter of 2023.

“Although in these challenging times Eco Wave Power has prioritized the well-being of our employees in Israel, we have also stayed extremely focused on the continuity of our business growth and goals. We are proud to share that during the third quarter of 2023, we have made significant progress with all our existing projects while adding new projects and collaborations to our pipeline,

In the third quarter of 2023, Eco Wave Power officially commenced the test-run operation of our power station in the Port of Jaffa, Israel and is finalizing a civil engineering design that is getting us closer to the deployment of our first project in the Port of Los Angeles. In addition, by securing the final requisite license for our first MW scale project in Portugal, we are striding with confidence towards our first commercial scale project in Porto, Portugal.

In parallel, we have also finalized feasibility studies for an installation of EWP’s innovative technology in a port in Morocco, on a gas drilling platform in Israel, and a feasibility study for a first of its kind 2MW project in the Port of Heraklion in Greece. We have also commenced a new feasibility study, ordered by a large scale US energy company, to examine wave energy potential in the U.S. and around the globe.

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Now, more than ever, we remain strong, resilient, and deeply committed to advancing our wave energy projects.

First Nine Months 2023 Financial Overview

●	For the nine months ended September 30, 2023, revenues were $27,000 compared to $26,000 in the same period last year.

●	Operating expenses were $1.9 million, down by 33% from the same period last year.

●	Research and development (“R&D”) expenses were $383,000 compared to $755,000 in the same period last year. R&D costs decreased mainly due to a one off non-recurring loss of $278,000 pertaining to the disposal of the floater mechanisms of the Gibraltar wave energy array in 2022 and due to the relocation of the Gibraltar conversion unit to the Port of Los Angeles. Although our R&D expenses have significantly decreased during the last nine months, we expect our R&D expenses to materially increase due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Sales and marketing expenses were $262,000 compared to $435,000 in the same period last year. Although our expenses have significantly decreased during the first nine months period, we expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses were $1,217,000 compared to $1,610,000 in the same period last year. Although our general and administrative expenses have significantly decreased during the first nine months period, we expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Other income of $14,000 was generated mainly from management fees in a joint venture.

●	Share of net loss of the EWP EDF One Project accounted for using the equity method for the nine months ended September 30, 2023 was $14,000.

●	Operating loss was $1.9 million compared to $2.8 million in the same period last year.

●	Net financial income was $802,000, compared to $783,000 in the same period last year.

●	Net loss was $1,052,000, or $0.02 per basic and diluted share, compared to a net loss of $2,011,000, or $0.05 per basic and diluted share in the same period last year.

●	The Company ended the period with $3.7 million in cash and cash equivalents and $5.1 million in short term bank deposits, compared to $5.3 million and $5 million, respectively, as of December 31, 2022.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman will host a conference call to discuss the financial results and outlook on Tuesday, December 5, 2023, at 5 p.m. Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011.

If requested, please provide participant access code: 802479

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/49564

A replay will be available by telephone approximately four hours after the call’s completion until Tuesday, December 19, 2022. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 49564. The archived webcast will also be available on the investor relations section of the Company’s website.

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About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history.

Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles and its first MW scale wave energy power station in Portugal, Europe.

The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective use of the UK grant, that SB 605 is expected to assist the progress of its projects and advance other potential projects in the U.S, the next steps in the Portugal project and the expected timing thereof, the potential project in Morocco, that the LTC project is expected to create several economic benefits, the impending application for a grant to facilitate the project in Heraklion, Greece, the expected recognition of new orders as revenues in the fourth quarter of 2023, and the Company’s expectation that its research and development, sales and marketing and general and administrative expenses to materially increase, and the Company’s planned conference call to discuss these financial results. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30 2023	December 31 2022
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	3,674	5,295
Short Term Bank Deposits	5,108	5,000
Restricted short-term bank deposits	59	63
Other receivables and prepaid expenses	211	161
TOTAL CURRENT ASSETS	9,052	10,519

NON-CURRENT ASSETS:
Property and equipment, net	642	722
Right-of-use assets, net	105	166
Investments in a joint venture accounted for using the equity method	496	510
TOTAL NON-CURRENT ASSETS	1,243	1,398
TOTAL ASSETS	10,295	11,917

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	966	941
Current maturities of other long-term loan	65	32
Accounts payable and accruals:
Trade	87	75
Other	879	733
Current maturities of lease liabilities	90	78
TOTAL CURRENT LIABILITIES	2,087	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	67	96
Lease liabilities, net of current maturities	15	88
TOTAL NON-CURRENT LIABILITIES	82	184

TOTAL LIABILITIES	2,169	2,043

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,754)	(2,061)
Accumulated deficit	(12,338)	(11,284)
TOTAL EQUITY	8,126	9,874
TOTAL LIABILITIES AND EQUITY	10,295	11,917

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Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
	In USD thousands		In USD thousands
REVENUES	27	-	27	26
COST OF REVENUES	19	-	19	(22)
GROSS PROFIT	8	-	8	4
OPERATING EXPENSES
Research and development expenses	(60)	(120)	(383)	(755)
Sales and marketing expenses	(69)	(135)	(262)	(435)
General and administrative expenses	(363)	(424)	(1,217)	(1,610)
Other income	5	3	14	18
Share of net loss of a joint venture accounted for using the equity method	(4)	(6)	(14)	(16)
TOTAL OPERATING EXPENSES	(491)	(682)	(1,862)	(2,798)

OPERATING LOSS	(483)	(682)	(1,854)	(2,794)

Financial expenses	(15)	(11)	(41)	(42)
Financial income	305	113	843	825
FINANCIAL INCOME (EXPENSES) - NET	290	102	802	783

NET LOSS	(193)	(580)	(1,052)	(2,011)

ATTRIBUTABLE TO:
The parent company shareholders	(193)	(580)	(1,052)	(2,011)
	(193)	(580)	(1,052)	(2,011)

	In USD

LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.004)	(0.01)	(0.02)	(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	44,394,844	44,394,844

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